SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of May 2003
                                                      --------

                  Hellenic Telecommunications Organization S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    ----------------------------------------
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                               Form 20-F x   Form 40-F
                                        ---            ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                                    Yes     No
                                        ---    ---
Enclosures:

1. Press release dated May 29, 2003

              OTE Announces New Executive Appointments;
   George Rallis Named General Director, Group Strategy & Planning;
     Dimitris Tzelepis Appointed Group Investor Relations Officer

    ATHENS, Greece--(BUSINESS WIRE)--May 29, 2003--Hellenic Telecommunications Organization SA (NYSE:OTE)(ASE:HTO), the Greek full-service telecommunications provider, today announced the appointments of George Rallis as General Director, Group Strategy and Planning, and Dimitris Tzelepis, as Group Investor Relations Officer.
    Mr. Rallis, 32, has been OTE's Investor Relations Officer since March 2001. He joined OTE from Stet Hellas Telecommunications SA, where he held the position of Executive Director, Business Planing and Control. Prior to that, Mr. Rallis spent three years with British Telecommunications PLC, where he worked on business planning, modeling and monitoring. He holds a post-graduate degree in Management from Lancaster University and a Bachelor's degree in Mathematics from Aristotle University in Thessaloniki.
    Mr. Tzelepis, 36, has substantial experience in the financial sector, having worked with some of the leading companies in their respective industries. He started his career in corporate finance with Procter & Gamble, and then moved to Merrill Lynch, where as a private banker he invested client funds in the global markets. His next position was with ETEBA Bank (NBG Group), where he co-managed the setting up of its private banking division. Turning to Investor Relations, Mr. Tzelepis worked initially in Panafon-Vodafone. Until recently he was the Investor Relations Officer of Alpha Bank, Greece's second largest bank. He holds an MBA in Finance from City University Business School, London together with certifications as Registered NYSE Securities Representative and Market Maker in the Athens Derivatives Exchange. Mr. Tzelepis can be reached at: +30 210 6111574, telephone number and email: dtzelepis@ote.gr.
    Mr. Rallis' transition to his new function will take place gradually over the coming month.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.
    Additional Information is also available on http://www.ote.gr.

    Forward-looking statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002. OTE assumes no obligation to update information in this release.

    CONTACT: OTE
             George Rallis, +30 210 611 5888
             grallis@ote.gr
             or
             Kostas Bratsikas, +30 210 611 1428
             brakon@ote.gr
             http://www.ote.gr
             or
             Taylor Rafferty
             London: +44 20 7936 0400
             or
             New York: +1 212-889-4350
             ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.


Date: 29 May 2003                      By: /s/ Dimitris Kouvatos
                                           --------------------------
                                       Name:   Dimitris Kouvatos
                                       Title:  Chief Financial Officer